UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        Sun International Hotels Limited
                      ------------------------------------
                                (Name of Issuer)

                        Ordinary Shares ($.001 par value)
                   ------------------------------------------
                         (Title of Class of Securities)


                                    P8797T133
                                ----------------
                                 (CUSIP Number)

 Mr. Graeme P. Denison, Caledonia Investments plc, Cayzer House, 1 Thomas More St.,
                    London England E1W 1YB (44-20-7481-4343)
------------------------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)



                                  July 3, 2001
                              --------------------
               (Date of Event which Requires Filing of Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



------------------------------------------------------------------------------------------------------
CUSIP NO. P8797T133                                  13D                        Page 2 of 16 Pages
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         MANGALITSA LIMITED
------------------------------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                                        (a)
                                                                                        (b)
------------------------------------------------------------------------------------------------------
3)       SEC USE ONLY

------------------------------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE
------------------------------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         THE BAHAMAS
------------------------------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                             -0-
                                    ------------------------------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY

         OWNED BY                           8,673,947.6
                                    ------------------------------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH
                                            -0-
                                    ------------------------------------------------------------------
         REPORTING
                                    10)     SHARED DISPOSITIVE POWER
         PERSON

         WITH                               5,808,293
                                    ------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,673,947.6
------------------------------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

------------------------------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         32.2%
------------------------------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO/HC
------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------
CUSIP NO. P8797T133                         13D                        Page 3 of 16 Pages
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         HOG ISLAND HOLDINGS LIMITED
------------------------------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                                        (a)
                                                                                        (b)
------------------------------------------------------------------------------------------------------
3)       SEC USE ONLY

------------------------------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE.
------------------------------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         BERMUDA
------------------------------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                             -0-
                                    ------------------------------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY

         OWNED BY                           8,673,947.6
                                    ------------------------------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH

         REPORTING                          -0-
                                    ------------------------------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER
         PERSON

         WITH                               5,808,293
                                    ------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,673,947.6
------------------------------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

------------------------------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         32.2%
------------------------------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO/HC
------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------
CUSIP NO. P8797T133                         13D                        Page 4 of 16 Pages
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         CALEDONIA LEISURE & MEDIA LIMITED
------------------------------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                                        (a)
                                                                                        (b)
------------------------------------------------------------------------------------------------------
3)       SEC USE ONLY

------------------------------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE.
------------------------------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND
------------------------------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                             -0-
                                    ------------------------------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY

         OWNED BY                           8,673,947.6
                                    ------------------------------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH

         REPORTING                          -0-
                                    ------------------------------------------------------------------

                                    10)     SHARED DISPOSITIVE POWER
         PERSON

         WITH                               5,808,293
                                    ------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,673,947.6
------------------------------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
------------------------------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         32.2%
------------------------------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO/HC
------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------
CUSIP NO. P8797T133                         13D                        Page 5 of 16 Pages
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         CALEDONIA INVESTMENTS PLC
------------------------------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                                        (a)
                                                                                        (b)
------------------------------------------------------------------------------------------------------
3)       SEC USE ONLY

------------------------------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE.
------------------------------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND
------------------------------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                             -0-
                                    ------------------------------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY

         OWNED BY                           8,673,947.6
                                    ------------------------------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH

         REPORTING                          -0-
                                    ------------------------------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER
         PERSON

         WITH                               5,808,293
                                    ------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,673,947.6
------------------------------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

------------------------------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         32.2%
------------------------------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO/HC
------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------
CUSIP NO. P8797T133                                  13D                        Page 6 of 16 Pages
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         THE CAYZER TRUST COMPANY LIMITED
------------------------------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (See Instructions)

                                                                                        (a)
                                                                                        (b)
------------------------------------------------------------------------------------------------------
3)       SEC USE ONLY

------------------------------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE.
--------------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND
------------------------------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF
                                            -0-
         SHARES                     ------------------------------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY
                                            8,673,947.6
         OWNED BY
                                    ------------------------------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH
                                            -0-
                                    ------------------------------------------------------------------
         REPORTING                  10)     SHARED DISPOSITIVE POWER

         PERSON
                                            5,808,293
         WITH                       ------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,673,947.6
------------------------------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

------------------------------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         32.2%
------------------------------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D
            UNDER THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934


ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the ordinary shares ($.001 par value) ("Ordinary Shares") of Sun International Hotels Limited (the "Issuer"). The principal executive offices of the Issuer are located at Coral Towers, Paradise Island, The Bahamas.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this Statement (the "Reporting Persons"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and, where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

         (a) This Statement is filed by (i) Mangalitsa Limited ("Mangalitsa") as the direct beneficial owner of the Ordinary Shares previously referenced on pages 2 through 6; (ii) Hog Island Holdings Limited ("Hog Island") as an indirect beneficial owner of these Ordinary Shares given that Hog Island is the holder of all of the outstanding capital stock of Mangalitsa; (iii) Caledonia Leisure & Media Limited ("CLM") as an indirect beneficial owner of these Ordinary Shares given that CLM is the holder of all of the outstanding capital stock of Hog Island; (iv) Caledonia Investments plc ("Caledonia") as an indirect beneficial owner of these Ordinary Shares given that Caledonia is the holder of all of the outstanding capital stock of CLM; and (v) The Cayzer Trust Company Limited ("Cayzer Trust") as an indirect beneficial owner of these Ordinary Shares given that its direct holdings of the capital stock of Caledonia represent indirect holdings of the Ordinary Shares (collectively all these entities are the "Reporting Persons").

         Mangalitsa is the direct beneficial holder of approximately 32.2% of the outstanding Ordinary Shares of the Issuer. Hog Island is the holder of all of the outstanding capital stock of Mangalitsa. CLM is the holder of all of the outstanding capital stock of Hog Island. Caledonia is the holder of all of the outstanding capital stock of CLM. Cayzer Trust is the holder of 34.7% of the outstanding capital stock of Caledonia. Cayzer Trust may be deemed to control Caledonia and, hence, CLM, Hog Island, and Mangalitsa. Cayzer Trust disclaims beneficial ownership of the Ordinary Shares of the Issuer.

         (b) The principal business address of Mangalitsa is Sandringham House, 83 Shirley Street, PO Box N3247, Nassau, Bahamas. The principal business address for Hog Island is Cedar House, 41 Cedar Avenue, Hamilton, HM12, Bermuda. The principal business address for Caledonia, CLM and Cayzer Trust is Cayzer House, 1 Thomas More Street, London, England E1W 1YB. The addresses of the officers and directors of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

         Mangalitsa is an investment holding company.

         Hog Island is an investment holding company.

         CLM is an investment holding company.

         Caledonia is a diversified trading and investment company.

         Cayzer Trust is an investment holding company.

         (c) Certain additional information about the officers and directors of the Reporting Persons is set forth on Schedule A hereto and is incorporated herein by reference.

         (d) During the last five years, neither any Reporting Person nor any Additional Persons, according to any of the Reporting Person's knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither any Reporting Person, nor any of the Additional Persons, according to any of the Reporting Person's knowledge, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mangalitsa is a corporation organized under the laws of the Commonwealth of The Bahamas. Hog Island is a corporation organized under the laws of Bermuda. Caledonia, CLM and Cayzer Trust are corporations organized under the laws of the United Kingdom. Each of the Additional Persons is a citizen of The United Kingdom, except for S. Deal, P.C. Dunkley, P.T. Higgs and H.T. Lunn who are citizens of The Bahamas and Jean-Luc Herbez, who is a citizen of Switzerland.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         On July 3, 2001, the Issuer announced the restructuring of its majority shareholder, Sun International Investments Limited ("SIIL") and the resolution of certain disagreements with SIIL and certain of its shareholders. Prior to this restructuring, SIIL held 13,487,380 Ordinary Shares of the Issuer. Rosegrove Limited ("Rosegrove"), the holder of 66.67% of the issued share capital of SIIL, also held 2,625,000 Ordinary Shares of the Issuer. Mangalitsa held 50% of the issued share capital of Rosegrove. As part of the restructuring, SIIL and Rosegrove will be dissolved and, as a result of the dissolutions, Mangalitsa will be the direct owner of 5,808,293 Ordinary Shares of the Issuer. The dissolutions will take place pursuant to the terms of a Supplemental Agreement (the "Supplemental Agreement") to the Original Shareholders' Agreement relating to SIIL and the Rosegrove Shareholders' Agreement relating to Rosegrove that will be executed substantially in the form of Exhibit A hereto.

         In addition, pursuant to the terms of an Irrevocable Proxy Agreement (the "Proxy Agreement") that will be executed substantially in the form of Exhibit B hereto, Mangalitsa will be granted an irrevocable proxy to represent and vote 8,673,947.6 Ordinary Shares of the Issuer. Mangalitsa, Caledonia and certain other parties also will enter into a Registration Rights and Governance Agreement substantially in the form of Exhibit C hereto, which contains certain provisions governing the transfer and acquisition of Ordinary Shares of the Issuer, governance arrangements in respect of the Board of Directors of the Issuer, and which provides certain registration rights with regard to Ordinary Shares of the Issuer to Mangalitsa and certain other parties involved in the dissolution of SIIL.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

         (a) Mangalitsa is the direct beneficial owner of 8,673,947.6 Ordinary Shares of the Issuer. This holding represents 32.2% of the total of 26,904,238 Ordinary Shares outstanding as of June 15, 2001 according to information provided by the Issuer. By virtue of the relationships described in Item 2, Hog Island, CLM, Caledonia and Cayzer Trust may be deemed to share indirect beneficial ownership of the Ordinary Shares owned directly by Mangalitsa. As described in Item 2, Cayzer Trust disclaims beneficial ownership of Ordinary Shares of the Issuer.

         (b) Mangalitsa has the power to vote or direct the vote of 8,673,947.6 Ordinary Shares, and dispose or direct the disposition of 5,808,293 Ordinary Shares of the Issuer. By virtue of the relationships described in Item 2, Hog Island, CLM, Caledonia and Cayzer Trust may be deemed to share the power to vote or direct the vote of 8,673,947.6 Ordinary Shares and dispose or direct the disposition of 5,808,293 Ordinary Shares of the Issuer.

         (c) Except as disclosed in Item 3, there have been no transactions in the Ordinary Shares of the Issuer by any Reporting Person.

         (d) Mangalitsa has the right to receive and the power to direct receipt of dividends from the Ordinary Shares of the Issuer that it holds. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the terms of the Proxy Agreement, Mangalitsa Limited will be granted an irrevocable proxy to vote 8,673,947.6 Ordinary Shares of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.       Description
-----------       -----------

     A. Form of Supplemental Agreement dated July 3, 2001 to the Original Shareholders' Agreement dated October 11, 1993 and to the Rosegrove Shareholders' Agreement entered into on May 3, 1994 by and among Kersaf Investments Limited, Sun International Inc., Sun Hotels International, Royale Resorts Holdings Limited, World Leisure Investments Limited, Sun Hotels Limited, World Leisure Group Limited, Royale Resorts International Limited, Caledonia Investments plc, Solomon Kerzner, Sun International Management Limited, Rosegrove Limited, Sun International Investments Limited, Mangalitsa Limited and Hog Island Holdings Limited.

     B. Form of Irrevocable Proxy Agreement dated as of July 3, 2001, by and among Sun International Hotels Limited, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments plc, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.

     C. Registration Rights and Governance Agreement, dated as of July 3, 2001, by and among Sun International Hotels Limited, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments plc, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 12, 2001                     MANGALITSA Limited

                                  By:   /s/  Peter T. Higgs
                                        ----------------------------------------
                                  Name:  Peter T. Higgs
                                  Title: Director

July 12, 2001                     HOG ISLAND HOLDINGS LIMITED

                                  By:   /s/  James M. Keyes
                                        ----------------------------------------
                                  Name:  James M. Keyes
                                  Title: Director

July 12, 2001                     CALEDONIA LEISURE & MEDIA Limited

                                  By:   /s/  G. P. Denison
                                        ----------------------------------------
                                       Name:  G. P. Denison
                                       Title: Company Secretary

July 12, 2001                     CALEDONIA INVESTMENTS PLC

                                  By:   /s/  G. P. Denison
                                        ----------------------------------------
                                  Name:  G. P. Denison
                                  Title: Company Secretary

July 12, 2001                     THE CAYZER TRUST COMPANY LIMITED

                                  By:   /s/ J. I. Mehrtens
                                        ----------------------------------------
                                  Name:  J. I. Mehrtens
                                  Title: Company Secretary


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

                                                SCHEDULE A TO SCHEDULE 13D


(I)  DIRECTORS AND OFFICERS OF MANGALITSA LIMITED



NAME                      RESIDENCE                       PRINCIPAL OCCUPATION               CITIZENSHIP

Peter N. Buckley          6 Albert Place             Chairman and Chief                    United Kingdom
                          London                     Executive, Caledonia
                          W8 5PD, England            Investments plc;



Hon. C. W. Cayzer         Finstock Manor             Executive Director,                   United Kingdom
                          Finstock                   Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG, England

P. C. Dunkley             Sandringham House          Lawyer                                The Bahamas
                          83 Shirley Street
                          P.O. Box N-3247
                          New Providence
                          The Bahamas

Peter T. Higgs            Sandringham House          Lawyer                                The Bahamas
                          83 Shirley Street
                          P.O. Box N-3247
                          New Providence
                          The Bahamas

H. T. Lunn                Shirlaw House              Legal Assistant                       The Bahamas
                          87 Shirley Street
                          P.O. Box SS-19084
                          New Providence
                          The Bahamas


(II)  DIRECTORS AND OFFICERS OF HOG ISLAND HOLDINGS LIMITED



NAME                      RESIDENCE                  PRINCIPAL OCCUPATION                  CITIZENSHIP

Peter N. Buckley          6 Albert Place             Chairman and Chief                    United Kingdom
                          London                     Executive, Caledonia
                          W8 5PD, England            Investments plc

Jean-Luc Herbez           Froriep Renggli            Lawyer                                Switzerland
                          4 Rue Charles-Bonnet
                          CH-1211
                          Geneva 12
                          Switzerland

Peter T. Higgs            Sandringham House          Lawyer                                The Bahamas
                          83 Shirley Street
                          P.O. Box N-3247
                          New Providence
                          The Bahamas

James M. Keyes            Cedar House                Lawyer                                United Kingdom and Bermuda
                          41 Cedar Avenue
                          Hamilton HM 12
                          Bermuda


A. S. & K. Services Ltd.  Cedar House                Legal Services                        Bermuda
                          41 Cedar Avenue
                          Hamilton HM 12
                          Bermuda


(III)  DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA LEISURE & MEDIA LIMITED



NAME                      RESIDENCE                  PRINCIPAL OCCUPATION                  CITIZENSHIP
P.N. Buckley              6 Albert Place             Chairman and Chief                    United Kingdom
                          London                     Executive, Caledonia
                          W8 5PD, England            Investments plc

J. H. Cartwright          Rectory Meadow             Finance Director,                     United Kingdom
                          Hawthorn Place, Penn       Caledonia Investments plc
                          Buckinghamshire
                          HP10 8EH, England

Hon. C. W. Cayzer         Finstock Manor             Executive Director,                   United Kingdom
                          Finstock                   Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG, England

G. P. Denison             16 Highfield Road          Company Secretary,                    United Kingdom
                          Hertford                   Caledonia Investments plc
                          Hertfordshire
                          SG13 8BH, England

Sir David Kinloch         29 Walpole Street          Deputy Chief Executive,               United Kingdom
                          London, SW3 4QS            Caledonia Investments plc
                          England


(IV)  DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INVESTMENTS PLC



NAME                      RESIDENCE                  PRINCIPAL OCCUPATION                  CITIZENSHIP


P.N. Buckley              6 Albert Place             Chairman and Chief                    United Kingdom
                          London                     Executive, Caledonia
                          W8 5PD, England            Investments plc

J. Burnett-Stuart         Ardmeallie House           Retired                               United Kingdom
                          Huntly
                          Aberdeenshire
                          AB5 7RS, Scotland

J. H. Cartwright          Rectory Meadow             Finance Director,                     United Kingdom
                          Hawthorn Place, Penn       Caledonia Investments plc
                          Buckinghamshire
                          HP10 8EH, England

N. K. Cayzer              Thriepley House            Business Consultant                   United Kingdom
                          Lundie, Dundee
                          DD2 5PA, Scotland

Hon. C. W. Cayzer         Finstock Manor             Executive Director,                   United Kingdom
                          Finstock                   Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG, England

G. P. Denison             16 Highfield Road          Company Secretary,                    United Kingdom
                          Hertford                   Caledonia Investments plc
                          Hertfordshire
                          SG13 8BH, England

Sir David Kinloch         29 Walpole Street          Deputy Chief Executive,               United Kingdom
                          London, SW3 4QS            Caledonia Investments plc
                          England

J. R. H. Loudon           Olantigh                   Finance Director,                     United Kingdom
                          Wye                        Blue Circle Industries PLC
                          Ashford                    84 Eccleston Square
                          Kent, England              London, SW1V 1PX
                          TN25 5EW                   England

M. G. Wyatt               Pippin Park                Deputy Chairman,                      United Kingdom
                          Lidgate, Newmarket         Caledonia Investments plc
                          Suffolk
                          CB8 9PP, England


(V)  DIRECTORS AND EXECUTIVE OFFICERS OF THE CAYZER TRUST COMPANY LIMITED



NAME                         RESIDENCE                     PRINCIPAL OCCUPATION               CITIZENSHIP
P. N. Buckley                6 Albert Place                Chairman and Chief                 United Kingdom
                             London                        Executive, Caledonia
                             W8 5PD, England               Investments plc

Hon. C. W. Cayzer            Finstock Manor                Executive Director,                United Kingdom
                             Finstock                      Caledonia Investments plc
                             Oxfordshire
                             OX7 3DG, England

J. I. Mehrtens               51 Oxenden Wood Road          Company Secretary,                 United Kingdom
                             Chelsfield Park               The Cayzer Trust Company
                             Orpington,                    Limited
                             Kent BR6 6HP, England

M. G. Wyatt                  Pippin Park                   Deputy Chairman,                   United Kingdom
                             Lidgate, Newmarket            Caledonia Investments plc
                             Suffolk
                             CB8 9PP, England

P. R. Davies                 No. 6 Belvedere House         Lawyer                             United Kingdom
                             Priory Road, Sunningdale,
                             Berkshire SL5 9RH
                             England

I. A. Leeson                 Eaton House                   Chartered Accountant               United Kingdom
                             7 Eaton Park
                             Cobham
                             Surrey KT11 2JF
                             England

Hon. Mrs. Gilmour            Flat 8                        Art Historian                      United Kingdom
                             62 Rutland Gate
                             London SW7 1PJ
                             England

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